Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
FuelCell Energy, Inc.:

We consent to the use of our report dated January 21, 2021, with respect to the consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes, incorporated herein by reference.

Our report refers to changes in the Company’s methods of accounting for leases and revenue due to the adoption of new accounting guidance.

/s/ KPMG LLP

Hartford, Connecticut
April 8, 2021